UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TRUETT-HURST, INC.

(Name of Company)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

897871109

(CUSIP Number)

Phillip L. Hurst

Truett-Hurst, Inc.

125 Foss Creek Circle

Healdsburg, CA 95448

(707) 433-9545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		The Hurst Family Revocable Trust dated August 1, 2004
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	1,146,614 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	1,146,614 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		1,146,614 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		16.58% (See Item 5)
(14) Type of reporting person		OO

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		The Dolan 2003 Family Trust u/t/a dated June 5, 2003
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	421,064 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	421,064 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		421,064 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		6.09% (See Item 5)
(14) Type of reporting person		OO

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		The Dolan 2005 Family Trust u/t/d dated August 24, 2005
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	421,064 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	421,064 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		421,064 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		6.09% (See Item 5)
(14) Type of reporting person		OO

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		The Hambrecht 1980 REV Trust U/A Dated 06/01/1993 (See Item 5)
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	483,472 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	483,472 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		483,472 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		6.99% (See Item 5)
(14) Type of reporting person		PN

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		Barrie Graham
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	184,025 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	184,025 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		184,025 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		2.66% (See Item 5)
(14) Type of reporting person		IN

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		Forrester Hambrecht
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	132,846 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	132,846 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		132,846 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		1.92% (See Item 5)
(14) Type of reporting person		IN

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		Virginia Marie Lambrix
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		Not applicable
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	158,480 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	158,480 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		158,480 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		2.29% (See Item 5)
(14) Type of reporting person		IN

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SCHEDULE 13D

CUSIP NO. 897871109
(1) Name of reporting person		The Carroll-Obremskey Family Revocable Trust dated April 5, 1996
(2) Check the appropriate box if a member of a group (see instructions)		(a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions)		PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
(6) Citizenship or place of organization		California
Number of shares	(7) Sole voting power	845,296 (See Item 5)
beneficially owned by	(8) Shared voting power	-
each reporting	(9) Sole dispositive power	845,296 (See Item 5)
person with:	(10) Shared dispositive power	-
(11) Aggregate amount beneficially owned by each reporting person		845,296 (See Item 5)
(12) Check box if the aggregate amount in Row (11) excludes certain shares		☐
(13) Percent of class represented by amount in Row (11)		12.22% (See Item 5)
(14) Type of reporting person		OO

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Item 4.           Purpose of Transaction.

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) relates to the Class A common stock, par value $0.001 per share (the “Common Stock”), of Truett-Hurst, Inc. (the “Issuer”), and amends the Schedule 13D filed by certain holders of Common Stock (the “Reporting Persons”) with the Securities and Exchange Commission on June 28, 2013 (the “Schedule 13D”) in which the Reporting Persons indicated their intention to vote their interests as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). As a result, the Company qualified as a “controlled company” under the corporate governance rules of the NASDAQ Capital Market.

This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of the current and/or planned disposition of shares of Common Stock by certain members of this group, the members of such group collectively hold (or may soon hold) less than 50% of the outstanding Common Stock and no longer wish to be considered a group. Accordingly, effective immediately, the Company is no longer a controlled company pursuant to the rules of the NASDAQ Capital Market.

Item 5.           Interest in Securities of the Issuer.

(a)(b) Pursuant to an exchange agreement, dated June 19, 2013, by and among the Issuer and the members of HDD, each member of HDD is entitled to exchange LLC Units for Shares on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at the election of the Issuer. The information listed in the table below is presented on an as-converted basis giving effect to the exchange of all LLC Units held by the persons listed in the below table for Shares, pursuant to the exchange agreement, together with the Shares purchased in the Issuer’s initial public offering by certain of the persons listed below. The column “Percentage of class beneficially owned” represents the percentage of voting power of each person, taking into account holdings of both Shares and Class B Shares.

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Name of owner	Shares beneficially owned	Percentage of class beneficially owned(1)	Sole voting power	Shared voting power	Sole dispositive power	Shared dispositive power
The Hurst Family Revocable Trust dated August 1, 2004 (1)	1,146,614	16.58%	1,146,614	-	1,146,614	-
The Dolan 2003 Family Trust u/t/a dated June 5, 2003 (1)	421,064	6.09%	421,064	-	421,064	-
The Dolan 2005 Family Trust u/t/d dated August 24, 2005 (1)	421,064	6.09%	421,064	-	421,064	-
The Hambrecht 1980 REV Trust U/A Dated 06/01/1993 (2)	483,472	6.99%	483,472	-	483,472	-
Barrie Graham (1)	184,025	2.66%	184,025	-	184,025	-
Forrester Hambrecht (1)	132,846	1.92%	132,846	-	132,846	-
Virginia Marie Lambrix (1)	158,480	2.29%	158,480	-	158,480	-
The Carroll-Obremskey Family Revocable Trust dated April 5, 1996 (1)	845,296	12.22%	845,296	-	845,296	-

(1) Holders of LLC Units each hold one share of our Class B common stock. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder.

(2) Includes (a) 303,338 shares of Class A common stock beneficially owned by The Hambrecht 1980 REV Trust U/A Dated 06/01/1993, a revocable trust established by William R. Hambrecht (the “Hambrecht Trust”); (b) 113,134 shares beneficially owned by WRH Wine Group; and (c) 67,000 shares beneficially owned by WR Hambrecht + Co., LLC. Mr. Hambrecht is the trustee of the trust and has the power to vote and dispose of any and all securities held by the Trust. The general partner of WRH Wine Group is Hambrecht Wine Management, Inc. (“HWM”), a California corporation, which is wholly owned by The Hambrecht Trust. William R. Hambrecht is the only officer or director of HWM. William R. Hambrecht is the Chairman of WR Hambrecht + Co., LLC.

(c) Not applicable.

(d) Other than the persons listed in the table in Item 5(a), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in Item 5(a).

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
A	*Exchange Agreement (incorporated by reference to exhibit 10.2 to the Issuer’s Form 8-K, filed June 25, 2013)

* Previously filed

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Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2014

/s/ Forrester R. Hambrecht
Forrester R. Hambrecht

/s/ Barrie Graham
Barrie Graham

/s/ Virginia Marie Lambrix
Virginia Marie Lambrix

The Hurst Family Revocable Trust dated August 1, 2004

	By:	/s/ Phillip L. Hurst, Co-Trustee
Phillip L. Hurst, Co-Trustee

	By:	/s/ Sylvia M. Hurst, Co-Trustee
Sylvia M. Hurst, Co-Trustee

HAMBRECHT WINE GROUP, L.P., a California limited partnership

	By:	HAMBRECHT WINE MANAGEMENT INC., a California corporation
	Its:	General Partner

	By:	/s/ William R. Hambrecht
William R. Hambrecht, Chairman

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The Dolan 2005 Family Trust U/T/D dated August 24, 2005

By:	/s/ Heath E. Dolan, Trustee
Heath E. Dolan, Trustee

The Dolan 2003 Family Trust U/T/A dated June 5, 2003

By:	/s/ Paul E. Dolan, III, Trustee
Paul E. Dolan, III, Trustee

the Carroll-Obremskey Family Revocable Trust dated April 5, 1996

By:	/s/ Daniel A. Carroll, Trustee
Daniel A. Carroll, Trustee

By:	/s/ Stasia A. Obremskey, Trustee
Stasia A. Obremskey, Trustee

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